Exhibit 99.1

Canadian Solar Inc. Announces Appointment of Independent Financial Advisor and Legal Counsel to the Special Committee

Guelph, Ontario, January 25, 2018 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that the special committee (the “Special Committee”) of its board of directors (the “Board”), formed to consider the previously announced preliminary, non-binding proposal, dated December 9, 2017, that the Board received from the Company’s Chairman, President and Chief Executive Officer, Dr. Shawn (Xiaohua) Qu (“Dr. Qu”), to acquire all of the outstanding common shares of the Company not already beneficially owned by Dr. Qu and his wife, Ms. Hanbing Zhang, in a “going private” transaction for cash consideration of US$18.47 per common share (the “Proposal”), has retained Barclays Capital Canada Inc. as its independent financial advisor, Weil, Gotshal & Manges LLP as its U.S. legal counsel and Osler, Hoskin & Harcourt LLP as its Canadian legal counsel to assist it in this process.

The Special Committee is composed of the following independent and disinterested directors: Robert McDermott (Chair), Lars-Eric Johansson, Harry Ruda and Andrew Wong.

The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that the Special Committee is continuing its evaluation of the Proposal and that no decision has been made with respect to the Company’s response to the Proposal. The Board also cautions that there can be no assurance that any definitive offer will be made, that any definitive agreement will be executed or that the Proposal or any other transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to this or any other transaction except as required by applicable law.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 16 years, Canadian Solar has successfully delivered over 25 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2017. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.